

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2022

N. Anthony Coles, M.D.
Chief Executive Officer
Cerevel Therapeutics Holdings, Inc.
222 Jacobs Street, Suite 200
Cambridge, MA 02141

> **Re: Cerevel Therapeutics Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 10, 2022**
> **File No. 333-264812**

Dear Dr. Coles:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Davis at 202-551-4385 or Christopher Edwards at 202-551-6761 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Arthur R. McGivern